UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 2

TO

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

TECNOGLASS INC.

(Name Of Subject Company and Filing Person (Issuer))

Warrants to Purchase Ordinary Shares

(Title of Class of Securities)

G87264118

(CUSIP Number of Class of Securities)

Joaquin Fernandez

Chief Financial Officer

Anevida Circunvalar a 100 mts de la Via 40

Barrio Las Flores

Barranquilla, Colombia

(57)(5)3734000

(Name, Address, and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copies of communications to:

David Alan Miller, Esq.

Jeffrey M. Gallant, Esq.

Graubard Miller

The Chrysler Building

405 Lexington Avenue

New York, New York 10174

(212) 818-8800

(212) 818-8881 - Facsimile

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$10,294,599.55	$1,036.67

(1)	The transaction valuation is estimated solely for purposes of calculating the amount of the filing fee. Tecnoglass Inc. (the “Company”) is offering holders of a total of 6,716,161 warrants issued by the Company the opportunity to exchange such warrants for ordinary shares, par value $0.0001 per share, of the Company by tendering 2.5 warrants in exchange for one ordinary share. The transaction value was determined by using the average of the high and low prices of the publicly traded warrants of the Company as reported on the OTCQB on March 4, 2016, which was $3.83.

(2)	The amount of the filing fee assumes that all outstanding warrants of the Company will be exchanged and is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended. The filing fee equals $116.20 for each $1,000,000 of the transaction valuation.

[X]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,036.67	Filing Party: Tecnoglass Inc.
Form or Registration No.: Form S-4 (SEC File No. 333-205586)	Date Filed: July 9, 2015

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

This Amendment No. 2 to Schedule TO (this “Amendment”) amends the Tender Offer Statement on Schedule TO filed by Tecnoglass Inc., a Cayman Islands exempted company (the “Company”), with the Securities and Exchange Commission on August 4, 2016 and amended on September 12, 2016 (the “Original Schedule TO,” and as amended by this Amendment, the “Schedule TO”). The Schedule TO relates to an offer by the Company to each of its warrant holders to receive one ordinary share, par value $0.0001 per share, of the Company in exchange for every 2.5 outstanding warrants of the Company tendered by the holder for exchange pursuant to the offer (the “Offer”). The terms and conditions of the Offer, as well as, other information required by Schedule TO, are set forth in the Prospectus/Offer to Exchange, dated August 4, 2016 ( the “Prospectus/Offer to Exchange”), a copy of which was filed as Exhibit (a)(1)(A) to the Original Schedule TO, and in the related Letter of Transmittal, a copy of which was filed as Exhibit (a)(1)(B) to the Original Schedule TO.

As previously disclosed, certain warrants were tendered to the Company in the Offer through guaranteed delivery. Of such warrants, 100,000 were not delivered within the required guarantee period and have been rejected. Accordingly, this Amendment is being filed to update the final results of the Offer.

Item 11. Additional Information.

Item 11 of the Original Schedule TO is hereby amended by amending and restated the final paragraph of such item as follows:

“The Offer expired on September 8, 2016, at 5:00 p.m., Eastern Time. Pursuant to the Offer, the Company accepted for exchange 5,479,049 Warrants, representing approximately 82% of the outstanding Warrants of the Company. Pursuant to the terms of the Offer, the Company issued an aggregate of 2,191,608 ordinary shares in exchange for such Warrants.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TECNOGLASS INC.

By:	/s/ Jose M. Daes
Jose M. Daes
Chief Executive Officer

Dated: September 14, 2016